PURE NICKEL INC.
95 Wellington St W, Suite 900, PO Box 28, Toronto, Ontario, M5J 2N7 Tel: 416-644-0066 Fax: 416-644-0069 www.purenickel.com

TSX Trading Symbol:	NIC
Total Shares Outstanding:	67.766 million
Fully Diluted:	92.410 million
52-Week Trading Range:	C$1.16 - $0.09

FOR IMMEDIATE RELEASE: September 10, 2008

TWO NEW ZONES OF MINERALIZATION DISCOVERED NEAR PAST-PRODUCING MANIBRIDGE MINE

Pure Nickel Inc. (Pure Nickel, the Company) (TSX-NIC, OTCBB- PNCKF) is pleased to announce results from exploration activities conducted in partnership with Crowflight Minerals Inc. (TSXV:CML) near the past-producing Manibridge Nickel Mine. Operated by Crowflight and initiated in June 2008, the program focused on the investigation of several high caliber nickel exploration targets located near the site of historical mining activity conducted by Falconbridge Ltd. during the early 1970s on the property.

Drilling has resulted in the discovery of two nickel zones located within 400 metres of past production and has confirmed an extension to the Manibridge deposit itself at depth. Assay results from the program include: 16.75 metres grading 1.38% nickel from hole MN08-01, 5.45 metres grading 1.18% nickel from hole MN08-02, and 6.3 metres grading 1.37% nickel from hole MN08-04. Table 1 summarizes all assay results from the drilling program.

Table 1.  Summary of Assay Results

Hole- ID	From	To	Width	Width	Ni%
			(m)	(feet)
MN08- 01	134.10	137.26	3.16	10.37	0.95
and	169.50	186.25	16.75	54.95	1.38
incl.	177.25	186.25	9.00	29.53	1.51

MN08- 02	438.25	443.70	5.45	17.88	1.18

MN08- 03	Hole Lost in Casing

MN08- 04	434.86	465.78	30.92	101.44	0.95
incl.	455.20	461.50	6.30	20.67	1.37

MN08- 05	No significant results

MN08- 06	No significant results

Intersection intervals reported are core lengths, actual true widths are unknown at this time but are generally 70 to 80% of core length. Once known, true widths will be calculated for each intersection. These could vary somewhat from time to time as the zones are re-interpreted thereby altering the geometry.

The objective of this phase of the program was to identify new occurrences of mineralization associated with interpreted extensions to the Manibridge mine stratigraphy. Crowflight’s V.P. Exploration, Greg Collins commented on the results of the summer program stating: “We are pleased with the results from our first investigations near Manibridge as we continue to identify new sources of potential mill-feed proximal to our operations at the Bucko Lake Nickel Project. Additional drilling in these areas is required to assess the resource potential of the intercepted mineralization, but for now the future looks promising near Manibridge.”

Discussion of Results

MN08-01 – Intersected 16.75 metres grading 1.38% nickel including 9.0 metres grading 1.51% nickel associated with a new, near surface zone located approximately 300 metres north of past production at Manibridge. This zone remains open for expansion to the south and at depth.

MN08-02 - Intersected 5.45 metres grading 1.18% nickel that occurs 50 metres below anomalous mineralization intercepted by historical drilling from underground drilling in exploration drift at Manibridge. This zone remains open for expansion at depths below 300 metres vertical.

MN08-03 – Hole was lost in casing at depth of 141 metres.

MN08-04 – Intersected 6.30 metres grading 1.37% nickel within broader zone grading 0.95% nickel over 30.92 metres. This intercept confirms than an extension of the Manibridge trend is open at vertical depths below 400 metres and that a recently modelled interpretation for the plunge of the deposit to the north, away from previously investigated areas may be correct.

MN08-05 - Intersected key nickel hosting ospwagon stratigraphy and ultramafic rocks in the vicinity of the targeted magnetic feature but did not encounter any significant nickel mineralization. Based on the magnetic model and the drilling results, greater thicknesses of ultramafic would be expected if additional drilling was to be completed south of this hole.

MN08-06 – Intersected magnetic gneiss associated with what is interpreted to be key nickel hosting ospwagon stratgraphy explaining targeted anomaly. No significant nickel values returned.

A total of six holes comprising 2,496 metres were completed. All holes will be probed using downhole time domain EM geophysical instruments in preparation for a program of follow-up drilling to commence in the coming months. The Manibridge property is located approximately 20 kilometres south of Crowflight’s mine and mill complex located at Bucko Lake, near Wabowden, Manitoba. Please refer to Figure 1 for a map depicting the location of the Manibridge Property and Figure 2 depicting the location of the discovered mineralization relative to previous drilling and past production at Manibridge.

Qualified Person/Quality Control Procedures

This press release has been prepared and reviewed by Mr. Greg Collins, P.Geo (APGO/APEGM), a Qualified Person under the National Instrument 43-101 guidelines. Fire assays were performed at the ALS-Chemex laboratory in Vancouver on all the samples for Gold and PGEs which undergo an ICP-AES finish and Sodium Peroxide Fusion. All other metals undergo an ICP-AES finish. Standards and blanks are submitted with each sample batch.

About Pure Nickel

Pure Nickel is a mineral exploration company with a diverse collection of advanced multiple nickel sulphide and PGE projects in Canada and Alaska including William Lake, Manitoba and MAN, Alaska.

About Crowflight Minerals

Crowflight Minerals Inc. (TSX-V: CML) is a Canadian junior mining exploration and development company focused on nickel, copper and Platinum Group Mineral (PGM) projects in the Thompson Nickel Belt and Sudbury Basin. The Company currently owns and/or has under option approximately 800 square kilometres of exploration and development properties in Manitoba and Ontario.

Crowflight’s priority is to bring the fully-funded Bucko Lake Nickel Project located near Wabowden, Manitoba into production by the third quarter of 2008.

Cautionary Note on Forward-Looking Information

Except for statements of historical fact contained herein, the information in this press release constitutes “forward-looking information” within the meaning of Canadian securities law. Such forward-looking information may be identified by words such as “plans”, “proposes”, “estimates”, “intends”, “expects”, “believes”, “may”, “will” and include without limitation, statements regarding estimated capital and operating costs, expected production timeline, benefits of updated development plans, foreign exchange assumptions and regulatory approvals. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from such statements. Factors that could cause actual results to differ materially include, among others, metal prices, competition, risks inherent in the mining industry, and regulatory risks. Most of these factors are outside the control of the Company. Investors are cautioned not to put undue reliance on forward-looking information. Except as otherwise required by applicable securities statutes or regulation, the Company expressly disclaims any intent or obligation to update publicly forward-looking information, whether as a result of new information, future events or otherwise.

The TSX Exchange does not accept responsibility for the adequacy or accuracy of this release.

Further information is available on the Company’s website at www.purenickel.com or contact:

David McPherson	Jeff Walker
President and CEO	The Howard Group
Pure Nickel Inc	Toll Free: 1-888-221-0915
Tel: (416) 644-0066	info@howardgroupinc.com
info@purenickel.com	www.howardgropuinc.com

Figure 1. Location Map

Crowflight Minerals Inc.
Summer 2008 - Drill Hole Locations
Scale: 1:150,000
Projection: UTM Zone 14 (NAD 83)
Bucko Lake Nickel Project
6080000 mN
6
N
Setting Lake
6062500 mN
510500 mE
511000 mE
511500 mE
MN08-03
MN08-01
MN08-02
6062000 mN
373
MN08-04
6061500 mN
MN08-05
6061000 mN
Former Manibridge Mine Site
6065000 mN
Province of Manitoba
6060000 mN
MN08-06
Bucko Lake Nickel Project
Gormley Lake
6055000 mN
505000 mE
510000 mE
Winnipeg

Manibridge Mine Horizon - Longitudinal Section Looking West

Figure 2.

-3000 mE
-2800 mE
-2600 mE
-2400 mE
-2200 mE
-2000 mE
Manibridge Shaft
Location
(Abandoned)
Surface Elevation
80m Level
280m Level
480m Level
680m Level
Un-Mined
Mined
Out
MN08-03
(140m Casing)
MN08-01
(1.38% Ni over 16.75m)
(0.93% Ni over 4.5m)
(1.2% Ni over 4.6m)
(2.5% Ni over 10m)
MN08-02
(1.18% Ni over 5.45m)
Un-Mined
MN08-04
(1.37% Ni over 6.30m)
Pierce Point
Mineralized Intercept
2008 Pierce Point
Magnetic Inversion Model Iso-shell Contours
0
100
200
metres